UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

March 3, 2009

Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven—The Netherlands

NXP Announces Private Debt Exchange Offers

Eindhoven, The Netherlands, March 3, 2009 — NXP, the independent semiconductor company founded by Philips, announced today the commencement of two separate private offers to exchange (i) in one Exchange Offer (the “Priority 1 Exchange Offer”) any and all of the properly tendered and accepted existing notes that have an acceptance priority of 1 (the “Existing Unsecured Notes”) and (ii) in a separate Exchange Offer (the “Priority 2 Exchange Offer”, and together with the Priority 1 Exchange Offer, the “Exchange Offers”)) any and all of the properly tendered and accepted existing notes that have an acceptance priority of 2 (the “Existing Secured Notes,” and together with the Existing Unsecured Notes, the “Existing Notes”), in each case, for new U.S. dollar-denominated 10% super priority notes due 2013 (the “New Dollar Super Priority Notes”) and new euro-denominated 10% super priority notes due 2013 (the “New Euro Super Priority Notes,” and together with the New Dollar Super Priority Notes, the “New Super Priority Notes”) upon the terms and subject to the conditions set forth in the confidential offering memorandum relating to the Exchange Offers (the “Offering Memorandum”) and the accompanying letter of transmittal (the “Letter of Transmittal”). The New Super Priority Notes will be issued by NXP B.V. (the “Company”) and NXP Funding LLC, a wholly owned subsidiary of the Company that has been organized as a limited liability company in Delaware as a special purpose finance subsidiary to facilitate the offerings of the New Super Priority Notes (collectively, the “Issuers”).

The purpose of the Exchange Offers is to reduce the Issuers’ overall indebtedness and related interest expense.

The Exchange Offers will expire at 11:59 p.m., New York City time, on March 30, 2009, unless extended or earlier terminated (the “Expiration Date”). Eligible holders of Existing Notes that properly tender and do not validly withdraw their Existing Notes by 5:00 p.m., New York City time, on March 16, 2009, unless extended (the “Early Tender Date”), and whose Existing Notes are accepted for exchange, will receive the applicable total consideration set out in the table below (the “Total Consideration”). Eligible holders of Existing Notes who properly tender their Existing Notes after the Early Tender Date and prior to or on the Expiration Date, and whose Existing Notes are accepted for exchange, will receive the applicable exchange consideration set out in the table below (the “Exchange Consideration”). In addition, on the settlement date, accrued interest up to, but not including, the settlement date, if any, will be paid in cash on all properly tendered and accepted Existing Notes. The Issuers may extend, terminate or withdraw either Exchange Offer without extending, terminating or withdrawing the other Exchange Offer.

The table below lists the series of Existing Notes that are the subject of the Exchange Offers:

				Consideration per $1,000 or €1,000 Principal Amount of Existing Notes Tendered(*)
CUSIP/ISIN	Outstanding Principal Amount (in millions)	Title of Existing Notes to be tendered	Title of New Super Priority Notes to be issued	Total Consideration if tender prior to or on the Early Tender Date	Exchange Consideration if tender after the Early Tender Date	Acceptance Priority Level

62947QAG3/ US62947QAG38 (Exchange), 62947QAC2/ US62947QAC24 (144A) and N65965AC4/ USN65965AC42 (Reg S)	$1,250	9 1/2% senior notes due 2015	U.S. dollar- denominated 10% super priority notes due 2013	$170	$150	1

XS0298437087 (Exchange), XS0270228553 (144A) and XS0270227316 (Reg S)	€525	8 5/8% senior notes due 2015	Euro- denominated 10% super priority notes due 2013	€170	€150	1

XS0298436436 (Exchange), XS0270226938 (144A) and XS0270226185 (Reg S)	€1,000	Floating rate senior secured notes due 2013	Euro- denominated 10% super priority notes due 2013	€270	€250	2

62947QAE8/ US62947QAE89 (Exchange), 62947QAA6/ US62947QAA67 (144A) and N65965AA8/ USN65965AA85 (Reg S)	$1,535	Floating rate senior secured notes due 2013	U.S. dollar- denominated 10% super priority notes due 2013	$270	$250	2

62947QAF5/ US62947QAF54 (Exchange), 62947QAB4/ US62947QAB41 (144A) and N65965AB6/ USN65965AB68 (Reg S)	$1,026	7 7/8 senior secured notes due 2014	U.S. dollar- denominated 10% super priority notes due 2013	$320	$300	2

(*) The New Dollar Super Priority Notes will be issued in minimum denominations of $75,000 and in integral multiples of $1,000 in excess thereof. The New Euro Super Priority Notes will be issued in minimum denominations of €50,000 and in integral multiples of €1,000 in excess thereof. As a result, holders will be unable to participate in the Exchange Offers if their ownership of Existing Notes is not great enough to meet these minimum requirements.

The aggregate principal amount of New Super Priority Notes that the Issuers are offering to exchange shall not be greater than €250 million or the U.S. dollar equivalent as of one business day after the Expiration Date (the “Maximum Exchange Amount”). The Issuers reserve the right, but are not obligated, to increase or decrease the Maximum Exchange Amount for the New Super Priority Notes.

The New Super Priority Notes will be guaranteed by certain of the Company’s current and future material wholly-owned subsidiaries, and will be secured, subject to the terms of the security documents, on an equal basis with all secured debt outstanding under the Issuers’ senior revolving credit facility.

The Exchange Offers are being made within the United States only to “qualified institutional buyers” pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to persons that are not “U.S. persons,” as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who would be participating in any transaction in accordance with Regulation S. The New Super Priority Notes to be offered have not been registered under the Securities Act and may not be offered or sold in the United States absent an applicable exemption from registration requirements. The Exchange Offers are not being made to any person located or resident in the Republic of Italy. This press release does not constitute an offer to sell or the solicitation of an offer to buy Existing Notes or New Super Priority Notes in any jurisdiction in which such an offer or sale would be unlawful.

The Issuers’ obligation to accept any Existing Notes tendered and to pay the applicable consideration for them is set forth solely in the Offering Memorandum and the Letter of Transmittal. Documents relating to the Exchange Offers will only be distributed to holders of Existing Notes who complete a letter of eligibility confirming that they are within the category of eligible holders for these private offers. The Exchange Offers are made only by, and pursuant to, the terms set forth in the Offering Memorandum, and the information in this press release is qualified by reference to the Offering Memorandum and the accompanying Letter of Transmittal. Subject to applicable law, the Issuers may amend, extend or terminate the Exchange Offers.

The Existing Notes are listed on the Alternative Securities Market of the Irish Stock Exchange in accordance with the rules of that exchange and an application will be made for the New Super Priority Notes to be listed on the same exchange.

Mackenzie Partners Inc. is serving as information agent in connection with the Exchange Offers. Requests by holders of both the U.S. dollar-denominated and euro-denominated Existing Notes for information, the Offering Memorandum and other documents should be directed to MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, U.S.A., Attention: Glen Linde / Jeanne Carr, Toll Free: +1 800 322 2885, Collect: +1 212 929 5500, Fax: +1 212 929 0308, E-mail: glinde@mackenziepartners.com or jcarr@mackenziepartners.com.

Forward-Looking Statements

This press release includes forward-looking statements. When used in this press release, the words “anticipate,” “believe,” “estimate,” “forecast,” “expect,” “intend,” “plan” and “project,” and similar expressions, as they relate to the Company, its management or third parties, identify forward-looking statements. Forward-looking statements include statements regarding the Company’s business strategy, financial condition, results of operations, and market data, as well as any other statements that are not historical facts. These statements reflect beliefs of the Company’s management as well as assumptions made by its management and information currently available to the Company. Although the Company believes that these beliefs and assumptions are reasonable, the statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties expressly qualify all subsequent oral and written forward-looking statements attributable to the Company or persons acting on its behalf.

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 30,000 employees working in more than 30 countries and posted sales of USD 5.4 billion (including the Mobile & Personal business) in 2008. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further information, please contact:

Media: Lieke de Jong-Tops Tel. +31 40 27 25202 lieke.de.jong-tops@nxp.com

Investors: Mackenzie Partners Inc. Glen Linde / Jeanne Carr Toll Free: +1 800 322 2885 Collect: +1 212 929 5500 glinde@mackenziepartners.com jcarr@mackenziepartners.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 3rd of March 2009.

NXP B.V.

/s/ KARL-HENRIK SUNDSTRÖM
Karl-Henrik Sundström (Chief Financial Officer)